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                        IXYS CORPORATION PRESS RELEASE


                                     Contact:   Arnold Agbayani
                                                Vice President, Finance & CFO
                                                IXYS Corporation
                                                3540 Bassett Street
                                                Santa Clara, California 95054
                                                (408) 982-0700

IXYS CORPORATION ANNOUNCES CORRECTION TO
CALCULATION OF DILUTED EARNINGS PER SHARE
FOR FIRST QUARTER OF FISCAL YEAR 2001

SANTA CLARA, CALIF. September 28, 2000 -- IXYS Corporation (NASDAQ-SYXI) today reported that it was amending its quarterly report on Form 10-Q for the quarter ended June 30, 2000 for the purpose of correcting the calculation of diluted earnings per share for such quarter. The amendment does not restate or affect reported revenues or net income for the quarter. The diluted earnings per share calculation had been incorrectly reported because of a computational error in calculating the common equivalent shares from stock options and warrants, which is used to determine diluted earnings per share. As a result of this correction, the company's diluted earnings per share for the June 30 quarter will now be reported as $0.28 per share ($0.14 per share after taking into account the company's two-for-one stock split effected on August 10, 2000), rather than $0.30 per share as previously reported ($0.15 per share after taking into account the stock split). The company's diluted shares will now be reported as 13.204 million shares (26.407 million shares after taking into account the stock split), rather than 12.193 million shares as previously reported (24.386 million shares after taking into account the stock split).

Nathan Zommer, President and CEO, said, "Although we certainly regret this computational error, the error does not have any impact upon net income, any of the lines above net income in the company's statement of operations or upon the calculation of basic earnings per share for the fiscal quarter ended June 30, 2000. The fundamentals of our business remain unchanged, and we maintain our positive outlook for our business."

IXYS designs, develops, manufactures and markets high power, high performance power semiconductors that improve system efficiency and reliability by converting electricity at relatively high voltage and current levels into the finely regulated power required by electronic products. IXYS focuses on the market for power semiconductors that are capable of processing greater than 500 watts of power. IXYS products are used primarily to control electricity in power conversion systems for communications infrastructure applications, motor drives for industrial applications and sophisticated medical electronics applications.

The statements in this news release, other than historical financial information, may contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ from predicted results. Further information factors that could affect the Company's operations is detailed and included in the Company's Form 10-K, as filed with the Securities and Exchange Commission, which includes the IXYS Corporation audited financial statements as of March 31, 2000 and 1999. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements.

Additional information may be obtained by visiting IXYS' website at http://www.ixys.com, or by contacting the Company directly.